

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2025

Brian Higgins
Senior Vice President
Oracle Corporation
2300 Oracle Way
Austin, TX 78741

      Re: Oracle Corporation
            Form 10-K for the Fiscal Year ended May 31, 2025
            File No. 001-35992
            Response dated October 7, 2025

Dear Brian Higgins:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Technology